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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2003

155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder




03015019

SEC FILE NUMBER

8- 51272

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                 MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER:

  HCFP Brenner Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  888 Seventh Avenue, 17th Floor

(No. and Street)

New York	NY	10106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

  Steven D. Shaffer   (212) 707-0450

(Area Code — Telephone No.)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Eisner LLP

(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Steven D. Shaffer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_HCFP Brenner Securities, LLC_____, as of

____December 31_____, _2002_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MANAGING DIRECTOR
_____
Title

Mary Ann Van Clief
Notary Public   MARY ANN VAN CLIEF
NOTARY PUBLIC, State of New York
No. 31-4520989
Qualified in New York County
Commission Expires April 30, 2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
HCFP Brenner Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of HCFP Brenner Securities LLC (a wholly owned subsidiary of HCFP Brenner Holdings LLC) as of December 31, 2002, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HCFP Brenner Securities LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 27, 2003

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$	155,712
Receivables from brokers and dealers		336,444
Investment banking and other fees receivable		144,000
Due from parent		128,071
Securities owned, at estimated fair value		257,662
Other assets		98,090
	$	1,119,979

LIABILITIES

Commission payable	$	41,377
Accounts payable, accrued expenses and other liabilities		316,155
		357,532

Commitments

MEMBER'S CAPITAL   762,447

                                                              $ 1,119,979

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Statement of Operations
Year Ended December 31, 2002

Revenues:	
Commission income	$ 865,044
Investment banking fees	1,304,927
Investment advisory fees	369,783
Unrealized losses on securities owned	(207,365)
Interest	56,694
Other	71,695
	2,460,778
Expenses:	
Commissions, clearance, floor brokerage and execution	958,654
Employee compensation and benefits	501,170
Occupancy	561,327
Communications	177,592
Professional, regulatory and consulting fees	309,349
Other	31,673
	2,539,765
Net loss	$ (78,987)

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Statement of Changes in Member's Capital

Balance - January 1, 2002	$ 716,434
Contributions	125,000
Net loss	(78,987)
Balance - December 31, 2002	$ 762,447

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (78,987)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized losses on securities owned	207,365
Securities received as fee income	(449,027)
Depreciation	25,179
Changes in:	
Receivables from brokers and dealers	251,419
Investment banking fees receivable	(94,000)
Other assets	(1,859)
Commission payable	(9,081)
Accounts payable, accrued expenses and other liabilities	72,409
Net cash used in operating activities	(76,582)
Cash flows from financing activities:	
Contributions	125,000
Due from parent	(128,071)
Net cash used in financing activities	(3,071)
Net decrease in cash and cash equivalents	(79,653)
Cash and cash equivalents - January 1, 2002	235,365
Cash and cash equivalents - December 31, 2002	$ 155,712

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Notes to Financial Statements
December 31, 2002

NOTE A - ORGANIZATION

HCFP Brenner Securities LLC (the "Company"), a Delaware limited liability company and a wholly owned subsidiary of HCFP Brenner Holdings LLC ("Holdings"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's focus is on investment banking transactions and investment advisory services; it clears all of its brokerage transactions on a fully disclosed basis with other broker-dealers. The Company's operations are principally conducted in New York.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] **Cash and cash equivalents:**

For purposes of the statement of cash flows, cash and cash equivalents include money market accounts.

[2] **Securities transactions:**

Commission income and related expenses, and purchases and sales of securities and the related revenues and expenses, are recorded in the financial statements on a trade-date basis. Investment banking includes income, less related expenses and underwriting fees, which are recorded as income when earned. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities owned are valued at market based upon the closing prices.

Nonmarketable securities are carried at estimated fair value as determined by management. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition and prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with the pricing policies determined by management. Because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market existed and the differences could be material.

[3] **Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - COMMITMENTS

Holdings has entered into a lease agreement for space occupied by Holdings and by the Company which commenced February 1, 2000 and was amended on March 1, 2002. The Company's share of rent expense was approximately $407,000 for the year ended December 31, 2002.

6

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Notes to Financial Statements
December 31, 2002

NOTE D - INCOME TAXES

The Company is a wholly owned limited liability company which is a pass-through entity for income tax purposes. The Company's income or loss, combined with the income or loss of Holdings, is required to be reported by Holdings' members.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the Company to maintain net capital equal to 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of approximately $168,000, which was in excess of requirements by approximately $68,000. The Company's net capital ratio was 2.13 to 1.

NOTE F - OFF-BALANCE SHEET RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Supplementary Information

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2002

Computation of net capital:	
Total member's capital	$ 762,447
Deductions - nonallowable assets:	
Receivables from brokers and dealers	8,026
Investment banking and other fees receivable	144,000
Due from parent	128,071
Securities owned	209,462
Other assets	98,090
Net capital before haircuts on securities owned	174,798
Haircuts on securities owned	7,230
Net capital	**$ 167,568**
Aggregate indebtedness:	
Commission payable	$ 41,377
Accounts payable, accrued expenses and other liabilities	316,155
	$ 357,532
Percentage of aggregate indebtedness to net capital	**213.37%**
Computation of basic net capital requirements:	
Minimum capital required (the greater of 6 2/3% of aggregate indebtedness or $100,000)	**$ 100,000**
Excess of net capital over minimum requirement	**$ 67,568**

Note:
> There is no material difference between the computation for determination of net capital, as required under Rule 15c3-1, included in this report, and the computation included with the Company's unaudited focus report as of December 31, 2002.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
HCFP Brenner Securities LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of HCFP Brenner Securities LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1]   Making quarterly securities examinations, counts, verifications and comparisons.

[2]   Recordation of differences required by rule 17a-13.

[3]   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of HCFP Brenner Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 27, 2003